FILED PURSUANT TO RULE 424(B)(3)
                                          REGISTRATION NUMBER 333-70969

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 25, 1999)

                               750,000 SHARES

                      JONES LANG LASALLE INCORPORATED
                                COMMON STOCK

                      -------------------------------

      The stockholders of Jones Lang LaSalle Incorporated listed in the prospectus under the caption "Selling Stockholders" are offering to sell up to 750,000 shares of our common stock under this prospectus supplement. We will not receive any of the proceeds from such sales.

      Our common stock is listed on the New York Stock Exchange under the trading symbol "JLL." On April 1, 1999, the closing price of the common stock was $29.19 per share.

      The shares will be purchased from the selling stockholders by NationsBanc Montgomery Securities LLC, as underwriter, at a price of $29.125, resulting in $21,843,750 aggregate net proceeds, before expenses, to the selling stockholders.

      The shares may be offered by the underwriter from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at prices otherwise negotiated, subject to prior sale when, as and if delivered to and accepted by the underwriter. See "Underwriting."

      Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 5 of the prospectus.

                      -------------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                      -------------------------------

      The shares offered by this prospectus supplement are offered by the underwriter, subject to prior sale when, as and if accepted by the underwriter and subject to approval of certain legal matters by counsel to the underwriter. It is expected that delivery of the shares will be made on or about April 7, 1999, at the office of NationsBanc Montgomery Securities LLC against payment therefor in immediately available funds.

                      -------------------------------


                     NationsBanc Montgomery Securities LLC

                                 April 5, 1999



      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus supplement or the prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Jones Lang LaSalle or the underwriter. This prospectus supplement and the prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares offered hereby, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this prospectus supplement and the prospectus nor any sale made hereunder or thereunder shall under any circumstances imply that the information contained herein or therein is correct as of a date subsequent to their respective dates.

                      -------------------------------

                           TABLE OF CONTENTS
                                                                  PAGE
                                                                  ----
                         PROSPECTUS SUPPLEMENT

Selling Stockholders...............................................S-2

Underwriting.......................................................S-3

Legal Matters......................................................S-4

                              PROSPECTUS
Summary.............................................................2

Risk Factors....................................................... 5

Cautionary Statement Concerning Forward-looking Statements.........14

Where You Can Find More Information................................14

Use of Proceeds....................................................15

The Company........................................................16

Selling Stockholders...............................................20

Plan of Distribution...............................................22

Legal Matters......................................................23

Experts............................................................23



                         SELLING STOCKHOLDERS

      The selling stockholders own the number of shares set forth in the following table. As of March 11, 1999, Jones Lang LaSalle had 30,518,292 shares issued and outstanding. The information contained in the following chart has been provided by the selling stockholders.

                                             Shares Owned                          Shares Owned
                                             Prior to the          Shares            After the
                                               Offering            Offered           Offering
                                           ----------------     -------------    -----------------
Selling Stockholders                         Number  Percent                     Number    Percent

Lizanne Galbreath (1)(2).................. 1,187,278   3.9%           130,434      669,700    2.2%

Galbreath Holdings, LLC (1)...............   475,000   1.6%           309,783      165,217    *

Lizanne Galbreath Megrue,
and her successors in trust,
as Trustee of the 1997 Grantor
Retained Annuity Trust created
by Lizanne Galbreath Megrue,
dated June 18, 1997.......................   293,738   1.0%            77,361      216,377    *

John W. Galbreath II, and
his successors in trust,
as Trustee of the 1997 Grantor
Retained Annuity Trust created
by John W. Galbreath II,
dated June 19, 1997.......................   183,828   *               48,403      135,425    *

Laurie Galbreath Nichols,
and her successors in trust,
as Trustee of the 1997 Grantor
Retained Annuity Trust created
by Laurie Galbreath Nichols,
dated June 19, 1997.......................   183,742   *               48,397      135,345    *

Laurie Galbreath Nichols..................   118,870   *               77,524       41,346    *

John W. Galbreath II......................    89,084   *               58,098       30,986    *

---------------------

     *  Ownership is less than 1%.

(1) Ms. Lizanne Galbreath owns, either directly or through a trust for which she is the trustee, a 45.0% interest in, and is the managing member of, Galbreath Holdings, LLC. Because Ms. Galbreath is the managing member of Galbreath Holdings, Ms. Galbreath might be deemed to be the beneficial owner of all shares of common stock owned by Galbreath Holdings for purposes of Rule 13d-3 under the Securities Exchange Act. Ms. Galbreath disclaims beneficial ownership of such shares of common stock, except to the extent of her ownership interests. Ms. Galbreath also holds directly 399,790 shares of common stock.

(2) The 1,187,278 shares reported in the table above consist of the 399,790 shares of common stock owned directly by Ms. Galbreath, the 475,000 shares of common stock owned by Galbreath Holdings, the 293,738 shares of common stock held by Ms. Galbreath, and her successors in trust, as trustee of the 1997 Grantor Retained Annuity Trust created by Ms. Galbreath, and the 18,750 shares which Ms. Galbreath has the right to acquire through stock options granted under our 1997 Stock Award and Incentive Plan exercisable within 60 days of January 25, 1999. The 669,700 shares reported in the table above consist of the 269,356 shares of common stock to be owned by Ms. Galbreath, the 165,217 shares of common stock to be owned by Galbreath Holdings, the 216,377 shares of common stock to be held by Ms. Galbreath, and her successors in trust, as trustee of the 1997 Grantor Retained Annuity Trust created by Ms. Galbreath, and the 18,750 shares which Ms. Galbreath has the right to acquire through stock options granted under our 1997 Stock Award and Incentive Plan exercisable within 60 days of January 25, 1999.

                                UNDERWRITING

      Under the terms and subject to the conditions contained in the underwriting agreement dated April 1, 1999, the underwriter has agreed to purchase the shares offered hereby from the selling stockholders at a price of $29.125 per share. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares are subject to the approval of certain legal matters by counsel and to certain other conditions. Under the terms and conditions of the underwriting agreement, the underwriter is obligated to take and pay for all the shares if any are taken.

      The underwriter will offer the shares from time to time for sale in one or more transactions (which may involve block transactions) on the New York Stock Exchange, through negotiated transactions or otherwise in a combination of such methods, at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at prices otherwise negotiated, subject to prior sale when, as and if delivered to and accepted by the underwriter. The underwriter may effect such transactions by selling shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or the purchasers of the shares for whom they may act as agents or to whom they may sell as principal.

      In connection with the sale of the shares, the underwriter may receive compensation from purchasers of the shares for whom it may act as agent or to whom it may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The underwriter and any dealers that participate in the distribution of the shares may be deemed to be underwriters, and any discounts received by them and any compensation received by them on resale of the shares by them may be deemed to be discounts and commissions under the Securities Act of 1933, as amended.

      Pursuant to the underwriting agreement, Jones Lang LaSalle and the selling shareholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      From time to time in the ordinary course of its business, the underwriter and its affiliates have engaged in and may in the future engage in commercial and/or investment banking transactions with us including equity or debt transactions.

      The principal business address of NationsBanc Montgomery Securities LLC is 600 Montgomery Street, San Francisco, California 94111.

                               LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares will be passed upon for Jones Lang LaSalle by Hagan & Associates, Chicago, Illinois. Members of Hagan & Associates own an aggregate of 27,464 shares and options to purchase an aggregate of 7,000 shares of Jones Lang LaSalle. Members of Hagan & Associates serve as Vice President and Assistant Secretary and Assistant Secretary of Jones Lang LaSalle. Certain legal matters related to the offering will be passed upon for the underwriter by O'Melveny & Myers LLP, San Francisco, California.



PROSPECTUS                                           Issued March 25, 1999


                              1,150,000 SHARES

                      JONES LANG LASALLE INCORPORATED
                                COMMON STOCK

                      -------------------------------

      The stockholders of Jones Lang LaSalle Incorporated listed in this prospectus under the caption "Selling Stockholders" may offer to sell up to 1,150,000 shares of our common stock under this prospectus. We will not receive any of the proceeds from such sales.

      The selling stockholders may sell the shares from time to time, through agents, brokers, underwriters or dealers, on or off the New York Stock Exchange, in private negotiated transactions, or in a combination of any such methods, at prices then obtainable.

      The selling stockholders and participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 with respect to the sale of the shares.

      Our common stock is listed on the New York Stock Exchange under the trading symbol "JLL." On March 24, 1999, the closing price of the common stock was $29.75 per share.

      Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                      -------------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                      -------------------------------

               The date of this prospectus is March 25, 1999



                           TABLE OF CONTENTS
                                                                  Page
                                                                  ----

Summary.............................................................2

Risk Factors....................................................... 5

Cautionary Statement Concerning Forward-looking Statements.........14

Where You Can Find More Information................................14

Use of Proceeds....................................................15

The Company........................................................16

Selling Stockholders...............................................20

Plan of Distribution...............................................22

Legal Matters......................................................23

Experts............................................................23



                                  SUMMARY

                                THE COMPANY

GENERAL

      Jones Lang LaSalle is a leading full-service real estate firm that provides real estate property management services, corporate and financial services and investment management services to corporations and other real estate owners and investors worldwide. We operate across 96 markets in 34 countries on five continents.

      We changed our name from "LaSalle Partners Incorporated" to "Jones Lang LaSalle Incorporated" as part of our acquisition of the property and asset management, advisory and other real estate businesses operated by a series of partnerships and corporations in Europe, Asia, Australia, North America and New Zealand under the name "Jones Lang Wootton" or "JLW," which was completed on March 11, 1999. Throughout this prospectus, when we use the terms "us," "we," "our," and similar terms, we are referring to Jones Lang LaSalle Incorporated, unless we are referring to the period prior to March 11, 1999, in which case we are referring to Jones Lang LaSalle Incorporated prior to the closing of the Jones Lang Wootton acquisition.

      Our holding company headquarters are located at 200 East Randolph Drive, Chicago, Illinois 60601. Our telephone number is (312) 782-5800.

JLW COMPANIES ACQUISITION

      GENERAL.

      The JLW companies provide a wide range of real estate advisory, transactional and asset management services to a broad variety of local, national and international clients in many industrial and service business areas and in both the private and public sectors. These services cover many types of commercial real estate, including hotel, industrial, office and retail property.
      In the aggregate, we issued 14,254,116 shares of common stock, which amount is subject to a post-closing net worth adjustment, and paid approximately $6.2 million in cash, for the JLW companies. As part of the acquisition, we also amended our stock award and incentive plan to increase the number of shares issuable pursuant to such plan from 2,215,000 to 4,160,000. Of the 14,254,116 shares of common stock that we issued, 12,481,792 shares, subject to a post-closing net worth adjustment, were delivered to former JLW shareholders. The other 1,772,324 shares of common stock were issued to an irrevocable trust, principally for issuance to key employees of the JLW companies.

      For a more complete discussion of the acquisition and more detailed information regarding the JLW companies, please see our Proxy Statement on
Schedule 14A, which was filed on February 8, 1999 with the Securities and Exchange Commission and our Form 8-K which was filed with the Commission on March 24, 1999, each of which is incorporated herein by reference.

      Stockholder Agreements; DEL Stockholder Agreements. In connection with the acquisition, each former JLW shareholder entered into a separate Stockholder Agreement with us. In addition, in the cases where a former JLW shareholder was not a natural person, the employee of the JLW companies who owned or held an interest in such former JLW shareholder entered into a Stockholder Agreement along with that former JLW shareholder. The Stockholder Agreements will terminate on the earlier of (1) the first business day immediately following our fifth annual meeting following March 11, 1999, and (2) June 1, 2003. Each Stockholder Agreement contains standstill covenants, covenants restricting activities affecting our management and corporate control, sale and transfer restrictions, and voting agreements relating to the election of directors and other matters.

      Each of our and our subsidiaries' directors, officers and employees (a "LaSalle Partners Employee Stockholder") who is a former partner of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership entered into an agreement (a "DEL Stockholder Agreement"), that contains provisions similar to those contained in the Stockholder Agreements. These partnerships were composed of our senior employees and held approximately 7 million of our shares.

      As a result of the Stockholder Agreements and DEL Stockholder Agreements, as long as persons who are parties or otherwise subject to these agreements own or control a majority of the issued and outstanding shares of common stock entitled to vote, all director nominees of our board of directors will be elected, all sale or merger transactions opposed by the board will not be approved and all stockholder proposals will be decided in accordance with the board's recommendation. As of the closing of the acquisition, approximately 69% of our outstanding common stock was held by persons who are subject to these agreements.

      Operating Charges. We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, assuming that the JLW companies have the required net worth at the closing of the acquisition. Included in the total estimated compensation expense of $210.7 million is expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause us to report operating losses for these periods. For a more complete discussion of the accounting treatment of the acquisition, please see our Proxy Statement on Schedule 14A filed with the Commission on February 8, 1999, and our Form 10-K for the year ended December 31, 1999, each of which is incorporated herein by reference.

COMPASS ACQUISITION

      In October 1998, we acquired Compass Management and Leasing, Inc. and related affiliates which together conducted the worldwide commercial property management and leasing, facilities management and project management operations, and United States retail property management operations, of Lend Lease Corporation Limited, a real estate services firm based in Australia.

      We paid Lend Lease approximately $180 million in cash for the acquired companies and incurred transaction costs of approximately $4.1 million. We are obligated to pay up to $77.5 million to Lend Lease over five years if revenues generated by us from Lend Lease and its affiliates reach defined revenue targets. We anticipate incurring approximately $10.3 million in after-tax transition expenses in connection with the acquisition of the Compass businesses. These expenses will be charged against earnings primarily in 1998 and the first half of 1999.

                                THE OFFERING

      All of the 1,150,000 shares which may be offered pursuant to this prospectus will be offered by the Selling Shareholders. We will not receive any proceeds from the sale of these shares.

                                RISK FACTORS

      Before you invest in our common stock, you should be aware that making such an investment involves various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated by reference, before you decide whether to purchase shares of our common stock.

Risks Related to the Acquisition of the JLW Companies

      We May Not Successfully Integrate the Business Operations of, or Realize the Benefits from, our Acquisitions. The success of the acquisition of the Compass businesses and the JLW companies will depend upon a number of factors, most importantly the ability of the combined company to realize opportunities for revenue growth presented by strengthened product and service offerings and expanded geographic market coverage, and expected cost savings associated with combining offices, reducing infrastructure functions such as accounting, human resources and information technology, and taking advantage of the buying power of the combined company. The integration of the JLW companies and the Compass businesses into our existing business operations prior to the acquisition may place a significant burden on management and require the expenditure of significant sums of money. Such integration is subject to a number of risks, including:

      o      loss of key employees;

      o the difficulty associated with assimilating our broad and geographically dispersed personnel and operations;

      o the disruption of our ongoing business and acquisition strategy; and

      o the difficulty in maintaining uniform standards, controls, procedures and policies.

      We can not be sure that the anticipated benefits from the acquisition of the JLW companies or the Compass businesses will be realized or that we will be able to integrate the businesses successfully. If we fail to successfully integrate these businesses, it could have a material adverse effect on our business, operating results and financial condition.

      If Different Compensation Structure for Employees of JLW Companies Does Not Provide Adequate Incentives, Employee Performance and Retention May be Negatively Affected. We can not be sure that the compensation structure put in place following the acquisition of the JLW companies will provide the same performance incentives as existed prior to such acquisition. If such employees are not adequately incentivized, their performance and retention levels may be adversely affected. The JLW companies have historically operated as partnerships or in a manner resembling partnerships even though in certain jurisdictions the businesses are structured as corporations. As such, the profits of the various partnerships and corporations have been paid to the owners and key employees as profit distributions, bonuses or dividends, according to the business structure and tax regime in which the businesses operate. As a result of the acquisition, former owners and key employees of the JLW companies will receive market-based compensation packages similar to those of our other employees. While most of the former owners and employees of the JLW companies have significant equity interests in our company, their actual compensation is in certain circumstances lower. Furthermore, although the vesting and forfeiture provisions of a portion of the shares issued to the former JLW shareholders and the shares placed in an irrevocable trust are intended in part to incent such former JLW shareholders and other key employees of the JLW companies to remain with us, there can be no assurance that they will be effective.

      Our Business, Operating Results and Financial Condition Are Subject to Risks Resulting from Increased International Operations. As a result of the acquisition of the JLW companies, we are now subject to significantly greater international exposure than we were prior to the acquisition. After giving pro forma effect to the acquisition of the JLW companies and the Compass businesses, we would have derived approximately 53.7% and 54.1% of our total revenue from sales outside the United States in the fiscal year ended December 31, 1998 and 1997. The increased scope of international operations may lead to more volatile financial results than you could predict based upon our historical results. The combined businesses would have had operations in 34 countries, and would have employed 2,600 employees in the United States and 3,800 employees in other countries, excluding, in both cases, on-site personnel responsible for the maintenance of properties on behalf of clients. This may make it more difficult for us to manage our business. Reasons for this include the following:

      o      political instability;

      o greater difficulty in collecting accounts receivable in certain geographic regions;

      o      unexpected changes in regulatory requirements;

      o      currency restrictions;

      o      delays and tariffs;

      o difficulties and costs of staffing and managing international operations;

      o      potentially adverse tax consequences;

      o      share ownership restrictions on foreign operations;

      o      currency fluctuations;

      o the burden of complying with multiple and potentially conflicting laws;

      o      the impact of business cycles and economic instability;
             and

      o the geographic, time zone, language and cultural differences between personnel in different areas of the world.

      We expect to commit additional resources to expand our worldwide sales and marketing activities, to globalize our service offerings and products in selected markets and to develop local sales and support channels. If we are unable to successfully implement these plans, to maintain adequate long-term strategies which successfully manage the risks associated with our global business or to adequately manage operational fluctuations, our business, operating results and financial condition could be materially and adversely affected.

      Our Business, Operating Results and Financial Condition Are Subject to Particular Risks in Certain Regions of the World. We may experience an operating loss in one or more regions of the world for one or more periods, which could have a material adverse effect on our business, operating results and financial condition. Our ability to manage such operational fluctuations and to maintain adequate long-term strategies in the face of such developments will be critical to our continued growth and profitability. After giving pro forma effect to the acquisition of the JLW companies and the acquisition of the Compass businesses, we would have generated 46.3% of our revenue in the United States, 37.3% in Europe, 7.8% in Australasia and 8.6% in Asia for the year ended December 31, 1998 compared to 45.0% in the United States, 33.1% in Europe, 12.0% in Asia and 9.0% in Australia for the year ended December 31, 1997.

      Asia

      During 1997 and 1998, Southeast and East Asia were impacted by financial turmoil which was initially reflected in rapidly falling exchange rates relative to the US Dollar. This led to falling stock market indices and asset values and reduced economic growth prospects. Several property markets were affected by speculative developments resulting in an oversupply of completed or partially completed space. Property prices fell along with prices of other investments and asset values. These events are referred to herein as the "Asian Crisis."

      The Asian Crisis reduced Asian economic growth in 1998 and, as economic growth is generally a significant factor affecting property markets, demand for property in Asia is generally weaker than in recent years. A recovery in the Asian demand for property is unlikely to occur until stability and economic growth returns to Asian financial markets. However, also important to a recovery in Asian property markets will be the adjustment to the current significant oversupply of space in many markets, which is likely to take time to correct. The short-term outlook for real estate in Asia is, therefore, for depressed rents and capital values. The length and severity of the downturn is likely to vary in different markets within the region. A worsening of the Asian Crisis or its expansion to different regions could have a material adverse effect on our business, operating results and financial condition.

      Australia and New Zealand

      In addition, the Australia and New Zealand real estate markets, while mature by world standards, are characterized by their relative lack of depth. The lack of a fully comprehensive domestic industrial infrastructure, requiring imports of many manufactured goods such as motor vehicles and industrial equipment, together with a heavily resource based economy, means that the real economy is significantly influenced by external economic events and developments. This gives rise to a somewhat higher level of exposure to economic and financial volatility. The Australian real estate markets are correspondingly small and prone to external influences. Sydney and Melbourne, the primary commercial centers, for example, have a total office market stock of some 64.6 million and 53.8 million square feet, respectively. Retail and industrial markets operate in similar proportion and with a parallel degree of international exposure. Thus, our economic performance in Australia and New Zealand is significantly dependent on international trading conditions, particularly in primary industries and commodities. Weakness and/or volatility in these areas can sharply impact the condition of the real estate markets and thereby, result in a material adverse effect on our business, operating results and financial condition.

      Exposure to Currency Losses From Currency Fluctuations Could Result from the Transactions. Due to the constantly changing currency exposures to which we are subject, and the volatility of currency exchange rates, we can not be sure that we will not experience currency losses in the future. We also cannot predict the effect of exchange rate fluctuations upon future operating results. Historically, our revenue from non-United States operations was primarily denominated in US Dollars. The JLW companies historically generated revenues, incurred expenses and made distributions and dividends to partners and shareholders in the local currency where the associated revenue was earned. Thus, neither we nor the JLW companies experienced significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. With the integration of our operations with those of the JLW companies, our exposure to currency rate fluctuations is significantly increased. For the year ended December 31, 1998, on a pro forma basis excluding compensation expense relating to the accounting treatment applied to some of the shares issued in connection with the acquisition of the JLW companies, 68% of our net earnings would have been denominated in US Dollars and 32% would have been denominated in other currencies. As a result, fluctuations in the value of the US Dollar relative to the other currencies in which we will generate earnings could materially adversely affect our business, operating results and financial condition. Fluctuations in currencies relative to the US Dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations.

      We and the respective JLW companies have in the past performed hedging transactions only on a limited basis because neither company has historically engaged in a significant amount of cross border transactions which would require the use of such instruments. In the future, our management will evaluate its on-going capital requirements on a global basis. Our management may decide to use currency hedging instruments, including foreign currency forward contracts, purchased currency options where applicable and borrowings in foreign currency. Economic risks associated with these hedging instruments include: (1) unexpected fluctuations in interest rates impacting our future buying power for purchasing foreign currencies; and (2) unexpected changes in the timing and collection of funds related to the hedging instruments, both of which can cause hedging instruments to be ineffective. An ineffective hedging instrument may expose us to currency losses, which could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that such hedging will be effective.

      Operating Losses Reflecting Non-Cash Charges For Acquisition-Related Compensation Expense Could Negatively Affect Trading Price. We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, as a result of the accounting treatment applied to the acquisition of the JLW companies, assuming that the post-closing purchase price adjustment does not change the consideration paid. The total estimated compensation expense of $210.7 million includes expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of our common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause us to report operating losses for the years ended December 31, 1999 and 2000.

      The Stockholder Agreements, the DEL Stockholder Agreements, Our Charter and Amended Bylaws, and the Maryland General Corporate Law Could Delay, Defer or Prevent a Change of Control, Which Could Negatively Affect Trading Price. The Stockholder Agreements, the DEL Stockholder Agreements and our charter and amended bylaws include provisions that may discourage, delay, defer or prevent a takeover attempt that may be in the best interest of our stockholders and may adversely affect the market price of our common stock. The Stockholder Agreements and the DEL Stockholder Agreements require (1) each former JLW shareholder, (2) in the cases where a former JLW shareholder is not a natural person, each employee of the JLW companies who owns or holds an interest in such former JLW shareholder (such employee, a "Related JLW Owner"), and (3) each LaSalle Partners Employee Stockholder, to vote all shares of our common stock owned or controlled by such stockholder:

      o for persons nominated by our board of directors pursuant to the amended bylaws; and

      o in accordance with the recommendations of a majority of our board of directors on all matters (1) submitted to the vote of our stockholders which have been proposed by any stockholder as to which our board of directors has recommended against approving and (2) relating to any merger, sale of all or substantially all of our assets, or any similar transactions as to which our board of directors has recommended against approving.

      As a result, during the term of the Stockholder Agreements and the DEL Stockholder Agreements, as long as persons who hold a majority of our issued and outstanding common stock continue to be bound by these agreements, our board of directors will be composed of individuals nominated in accordance with the procedures set forth in the amended bylaws, and you and our other stockholders will have a limited influence on the outcome of votes of our stockholders on the matters covered by such agreements. The former JLW shareholders, the Related JLW Owners and the LaSalle Partners Employee Stockholders currently hold approximately 69% of our issued and outstanding shares of common stock. The Stockholder Agreements and the DEL Stockholder Agreements also restrict the former JLW Shareholders, the Related JLW Owners and the LaSalle Partners Employee Stockholders from rendering shares into a tender offer recommended against by our board of directors.

      In addition, pursuant to our charter, we have a classified board of directors, under which directors are divided into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of our capital stock or initiated a proxy contest, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control of our company. In addition, our charter and amended bylaws provide for:

      o the ability of our board of directors to establish one or more classes and series of capital stock including the ability to issue up to 10,000,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such capital stock without any further stockholder approval;

      o a requirement that any stockholder action taken without a meeting be pursuant to unanimous written consent; and

      o advance notice procedures for our stockholders nominating candidates for election to our board of directors.

      Under the Maryland General Corporate Law, "Business Combinations" between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of the Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (2) 66-2/3 of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the Business Combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price as set forth in the Maryland General Corporate Law for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. Under the Maryland General Corporate Law, these provisions also do not apply to Business Combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

      The provisions of the agreements described above, as well as our charter and amended bylaws, and the Maryland General Corporate Law, could discourage bids for common stock as well as adversely affect the market price of common stock.

RIsks Inherent in the Industry or Particular to Jones Lang LaSalle

      Negative Real Estate Economic Climate or General Economic Conditions May Adversely Affect Our Business. An economic downturn in several real estate markets or in significant markets could have a material adverse effect on our business, results of operations and financial condition. The real estate services business and, therefore, our business and results of operations, is negatively impacted by periods of economic slowdown or recession, rising interest rates or declining demand for real estate. These economic conditions, including the following, could have a number of effects which could have a material adverse impact on certain segments of our business:

      o      a general decline in rents;

      o      a decline in the level of investment in real estate;

      o      a decline in the value of real estate investments; and

      o a general decline in sales prices and the supply of capital invested in commercial real estate and related assets.

      The real estate market tends to be cyclical and related to the condition of the economy as a whole or, at least, to the perceptions of investors and users as to the economic outlook. For example, if property owners believe that an economic downturn is likely to occur in the near future, some may sell their properties in anticipation. This could result in the new owners changing property and investment management firms which could cause us to lose some clients or assignments or to make the clients or assignments we retain less profitable.

      If We Lose Service Agreements or Client Relationships, Our Business, Financial Condition and Results of Operations Could be Negatively Affected. We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements. The loss of a substantial number of service agreements or client relationships could have a material adverse effect on our business, operating results and financial condition. Many service agreements are cancellable by the client for any reason on as little as 30 to 60 days' notice. These contracts may be cancelled prior to their expiration or not renewed when their respective terms expire. In addition, the acquisition of the JLW companies and the Compass businesses give a significant number of clients the right to terminate their service agreements with us.

      We provide related services such as property management and leasing services to our investment management clients and earn substantial fees for providing these services. If our investment management clients terminate or do not renew our services or if a property which is part of an investment management portfolio is sold, other related services provided to the investment management clients may also be terminated or not renewed. In addition, some clients may have concerns about potential conflicts of interest in having us serve as both investment manager and property manager with respect to properties or in having us act as investment manager and co-investment partner in respect of real estate investment funds. As a result, they may terminate relationships and service agreements for one or all services to avoid a potential conflict.

      We Compete Against a Number of Competitors Across a Variety of Business Disciplines. We compete across a variety of business disciplines within the commercial real estate industry, including investment management, tenant representation, corporate facility management, construction and development management, property management, leasing, valuation and investment banking. Depending on the business discipline, we will face competition from a variety of competitors, such as other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms. In general, with respect to each of our business disciplines, we can not assure that we will be able to continue to compete effectively, will be able to maintain current fee or margin levels or arrangements or will not encounter increased competition.

      If Our Properties Do Not Perform Well, Our Revenue Generation Could be Negatively Affected. Our revenue will be adversely affected by decreases in the performance of the properties we manage. This is because our revenue from property management services will generally be based upon percentages of the revenue generated by the properties that we manage and our leasing commissions typically will be based on the value of the lease revenue commitments. Property performance typically depends upon our ability to attract and retain creditworthy tenants, our ability to control operating expenses, financial conditions generally and in the specific areas where properties are located and the real estate market generally.

      Our Co-investment Activities Subject Us to Real Estate Investment Risks Which Could Cause Fluctuations in Our Earnings and Cash Flow. An important part of our investment strategy includes investing our capital in real estate investments with our investment management clients. Our participation in real estate transactions through co-investment activity could increase fluctuations in our earnings and cash flow. Other risks associated with such activities include:

      o      loss of our investments;

      o potential conflicts of interest with clients leading them to terminate their other relationships with us;

      o      difficulties associated with international co-investment; and

      o our potential loss of control over the timing of the recognition of gains, losses or potential incentive participation fees.

      Year 2000 Issues May Adversely Affect Our Operations. Many computer systems and software products are coded to accept only two digit entries in the date code field. As a result, such computer programs and systems may recognize a date using "00" as the year 1900 rather than the year 2000. Significant uncertainty exists concerning the potential effects associated with these Year 2000 issues.

      We rely heavily upon our computer systems. Without the use of our computer systems, we would have difficulty processing transactions, paying invoices or engaging in similar normal business activities. We are implementing plans to review, test, remediate and upgrade or replace our existing computer systems to ensure that they are Year 2000 compliant. However, if we are unable to attract and retain qualified personnel who are able to detect and remediate any Year 2000 problems, or to do so in a timely manner, or if such Year 2000 problems are more costly than anticipated to remediate, there could be a material adverse effect on our business, operating results and financial condition.

      There is also "embedded technology" in our core property systems. Embedded technology consists of micro-processing chips which are embedded in the workings of mechanical devices, for example elevators in the buildings we manage. If non- compliant embedded technology fails, it may cause our core property systems to fail. As a result, the building's tenants may be able to cancel leases, the owner may be subject to fines or penalties under terms of the leases and owners may be unable to compensate us for our services. These events could have a material adverse effect on our business, results of operations and financial condition. Additionally, although we are not aware of any threatened claims related to the Year 2000, we may be subject to litigation from such claims. Adverse outcomes of any such litigation could also have a material adverse effect on our business, operating results and financial condition.

      Furthermore, if our suppliers have not successfully become Year 2000 compliant, they may not be able to provide the services or deliver the products to us as currently provided and delivered. If our suppliers fail to become Year 2000 compliant, there could be a material adverse effect on our business, operating results and financial condition. We would then have to try to contract with other suppliers with sufficient capacity to accommodate our needs. However, we can not be sure that we would be able to contract with any such new suppliers on acceptable terms, if at all.

      The Concentration of Our Income in the Fourth Quarter May Cause a Loss in Other Quarters. Our operating income and earnings have historically been substantially lower during the first three calendar quarters than in the fourth quarter. The reasons for the concentration of income and earnings in the fourth quarter include:

      o a general, industry-wide focus on completing transactions by calendar year end;

      o our lack of complete discretion over the timing dispositions of properties and, therefore, over the timing of payments of performance fees which are paid for meeting certain performance targets with respect to a property and generally paid when the property is disposed of; and

      o the constant nature of our non-variable expenses throughout the year versus the seasonality of our revenues, which has historically resulting in a small loss in the first quarter, a small profit or loss in the second and third quarters and a larger profit in the fourth quarter, excluding the recognition of investment generated performance fees.

      Certain countries in which we now operate do not have the same degree of seasonality as the United States. Therefore, we expect to recognize a lower percentage of our total earnings in the fourth quarter than has historically been the case. We can not be sure of the seasonality of the combined earnings of our business and the JLW companies because such seasonality is dependent upon many factors outside of our control, including general economic conditions and the timing of the closing of transactions.

      We May Incur Liabilities Related to Our Subsidiaries Being General Partners of Numerous General and Limited Partnerships. We have subsidiaries which are general partners in numerous general and limited partnerships which invest in or manage real estate assets. Any subsidiary which is a general partner is potentially liable to its partners and for obligations of its partnership. If our exposure as a general partner is not limited, or if our exposure as a general partner is expanded in the future, any resulting losses may have a material adverse effect on our business, results of operations and financial condition. We own our general partnership interests through special purpose subsidiaries. We believe this structure will limit our exposure to the total amount we have invested in, or the total amount of committed capital in, and notes from or advances to, such special purpose subsidiaries. However, this limited exposure may be expanded in the future based upon, among other things, changes in our operating practices, changes in applicable laws or the application of additional laws to our business.

      We May Incur Environmental Liability in Our Role as On-site Property Manager. Various national, state and local laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable as an operator for such costs in our role as an on-site property manager. We could be held liable not only for liability incurred at our properties, but also for liability incurred at the properties of the JLW companies prior to their acquisition. The liability may be imposed even if the original actions were legal and we did not know of, or were not responsible for, the presence of such hazardous or toxic substances. We may also be solely responsible for the entire payment of the liability if we are subject to joint and several liability with other responsible parties who are unable to pay. We may be subject to additional liability if we fail to disclose environmental issues to a buyer or lessee of property or if a third party is damaged or injured as a result of environmental contamination emanating from the site. Additionally, some environmental laws create a lien on the site in favor of the government for damages and costs it incurs in connection with the contamination. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. We can not be sure that any of such liabilities to which we or any of our affiliates may become subject will not have a material adverse effect upon our business, results of operations or financial condition.

    CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      Certain statements contained or incorporated by reference in this filing and elsewhere may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. Such factors are discussed in:

      o our Registration Statement (No. 333-25741) under the caption "Risk Factors" and elsewhere;

      o our Annual Report on Form 10-K for the year ended December 31, 1998 in Item 1, "Business," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere;

      o our definitive Proxy Statement on Schedule 14A, filed February 8, 1999, under the captions "Risk Factors," "The
             Transactions," "The Purchase Agreements," "JLW Management's Discussion and Analysis of Financial Condition and Results of the Operations of the JLW Companies" and elsewhere;

      o our Current Reports on Form 8-K, dated October 1, 1998, February 22, 1999 and March 24, 1999; and

      o      other reports filed by us with the SEC.

      We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results. Statements in this prospectus regarding parties other than us are based upon representations of such other parties.

                    WHERE CAN YOU FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

      o      Annual Report on Form 10-K for the year ended December 31,
             1998

      o Current Reports on Form 8-K, dated October 1, 1998, February 22, 1999 and March 24, 1999

      o      Proxy Statement on Schedule 14A, filed February 8, 1999

      o The description of the Common Stock contained in our registration statement on Form 8-A, dated June 27, 1997, including any amendment or report filed before or after this prospectus for the purpose of updating such description

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                      Jones Lang LaSalle Incorporated
                          200 East Randolph Drive
                          Chicago, Illinois 60601
                               (312) 228-2430
                          Attn: Investor Relations


                              USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the selling stockholders.



                                THE COMPANY

General

      Jones Lang LaSalle is a leading full-service real estate firm that provides real estate property management services, corporate and financial services and investment management services to corporations and other real estate owners and investors worldwide. We operate across 96 markets in 34 countries on five continents.

      We changed our name from "LaSalle Partners Incorporated" to "Jones Lang LaSalle Incorporated" as part of our acquisition of the JLW companies on March 11, 1999.

JLW Companies Acquisition

      General. The JLW companies provide a wide range of real estate advisory, transactional and asset management services to a broad variety of local, national and international clients in many industrial and service business areas and in both the private and public sectors. These services cover many types of commercial real estate, including hotel, industrial, office and retail property.

      In the aggregate, we issued 14,254,116 shares of common stock, which amount is subject to a post-closing net worth adjustment, and paid approximately $6.2 million in cash, for the JLW companies. As part of our acquisition of the JLW companies we also amended our stock award and incentive plan to increase the number of shares issuable pursuant to such plan from 2,215,000 to 4,160,000.

      Of the 14,254,116 shares of common stock that we issued for the JLW companies, we delivered, or caused to be delivered:

      o 12,481,792 shares of common stock, subject to reduction pursuant to the post-closing net worth adjustment described below, to or for the account of approximately 339 former JLW shareholders, 325 of which were partners or employees of the JLW companies; and

     o 1,772,324 shares of common stock to an irrevocable trust, principally for issuance to key employees of the JLW companies that are not equity owners in order to recognize such employees as major contributors to the JLW companies and to incentivize such employees to remain with us.

      The aggregate consideration payable in connection with the acquisition of the JLW companies is predicated on the JLW companies having an aggregate net worth of $36.3 million, subject to adjustment based on the date of the closing. The number of shares deliverable will be reduced to the extent that the JLW companies do not have the required net worth.

      Of the shares of common stock issued to each former JLW shareholder:

      o a portion is being held by an escrow agent and will either be returned to us or issued to such former JLW shareholder following the determination of the net worth of the JLW companies as of the closing of the acquisition;

      o a portion is being held by the same escrow agent to support the indemnification obligations of such former JLW shareholder under an indemnity and escrow agreement entered into by all former JLW shareholders; and

      o another portion is being held by a separate escrow agent and is subject to forfeiture by such former JLW shareholder if such shareholder leaves our employ under limited circumstances.

The remaining portion of the shares issuable to a former JLW shareholder were issued to such former JLW shareholder at closing.

      915,542 of the shares deposited in the irrevocable trust were allocated at the closing of the acquisition, 246,415 will be allocated on December 31, 1999 and 610,367 shares will be allocated on December 31, 2000, principally to our employees on such dates. A portion of these shares will be subject to vesting conditions.

      Stockholder Agreements; DEL Stockholder Agreements. As a part of the acquisition of the JLW companies, each former JLW shareholder and Related JLW Owner has entered into a separate Stockholder Agreement with us. Unless otherwise agreed, the term of such Stockholder Agreements commenced upon the closing on March 11, 1999, and will terminate on the earlier of (1) the first business day immediately following our fifth annual meeting of stockholders following March 11, 1999, and (2) June 1, 2003.

      The Stockholder Agreements are intended to provide, among other things, appropriate representation on our board of directors for our stockholders and the former JLW shareholders during a transitional period of approximately four years, as well as to ensure compliance with United States securities laws. Pursuant to the Stockholder Agreements, each former JLW shareholder and Related JLW Owner has:

      o agreed to standstill covenants and covenants restricting activities affecting our management and corporate control;

      o agreed not to sell, except pursuant to limited exceptions, any shares received in connection with the acquisition during the period commencing on the date of the closing and ending one year from such date, and to more limited restrictions on the transferability of such shares after such period;

      o agreed to vote all shares of our common stock owned by such former JLW shareholder and Related JLW Owner in favor of persons nominated by our board of directors and in accordance with the recommendation of our board of directors on stockholder proposals and matters involving a sale or merger of our company which such board has recommended against approving; and

      o agreed not to tender their shares into a tender offer recommended against by our board of directors.

      Each LaSalle Partners Employee Stockholder who is a former partner of DEL- LPL Limited Partnership and DEL-LPAML Limited Partnership, two former employee partnerships, has entered into a DEL Stockholder Agreement that contains all the stockholder covenants and voting provisions contained in the Stockholder Agreements. The DEL Stockholder Agreements also contain limited transfer restrictions with respect to shares of common stock owned by LaSalle Partners Employee Stockholders, including a restriction on tendering shares into a tender offer recommended against by our board of directors. Prior to their dissolution, which was effective June 30, 1998, the employee partnerships were the entities through which our employee owners prior to our initial public offering held their shares of common stock. The approximately seven million shares of common stock held by the employee partnerships were issued to them in connection with our incorporation. Such shares have been distributed to their beneficial owners as a result of the dissolution. The employee partnerships dissolved to permit, among other things, the employee owners to hold their common stock directly. The DEL Stockholder Agreements were required by the beneficial owners of the JLW companies as a condition to their agreement to enter into the Stockholder Agreements.

      As a result of the Stockholder Agreements and DEL Stockholder Agreements, as long as persons who are parties or otherwise subject to such agreements own or control a majority of the issued and outstanding shares of our common stock entitled to vote, all director nominees of our board of directors will be elected, all sale or merger transactions opposed by the board will not be approved and all stockholder proposals will be decided in accordance with the board's recommendation. Approximately 69% of our outstanding common stock is currently owned by our employees or related parties who are subject to the Stockholder Agreements and the DEL Stockholder Agreements. Approximately 47% of our issued and outstanding shares of common stock are owned by the former JLW shareholders and approximately 22% of our issued and outstanding shares are owned by the LaSalle Partners Employee Stockholders.

      Anticipated Accounting Treatment. The issuance of shares of common stock and cash payments to the former JLW shareholders and the irrevocable trust will be accounted for in part as purchase consideration under APB Opinion No. 16, "Business Combinations" and in part as compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Of the 14,254,116 total shares issued, 7,578,385 shares, or 53%, will be accounted for under purchase accounting and 6,675,731 shares, or 47%, will be accounted for as compensation expense.

      Operating Charges. We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, assuming that the post-closing purchase price adjustment does not result in a change in the purchase price. Included in the total estimated compensation expense of $210.7 million is expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause us to report operating losses for these periods.

Compass Acquisition

      In October 1998, we acquired Compass Management and Leasing, Inc. and related affiliates, which together conducted the worldwide commercial property management and leasing, facilities management and project management operations, and United States retail property management operations, of Lend Lease Corporation Limited, a real estate services firm based in Australia. We combined the businesses operated by the acquired companies with those conducted by Jones Lang LaSalle Management Services, Inc., our operating subsidiary that conducts our property management and leasing, facilities management and development management businesses.

      We paid Lend Lease approximately $180 million in cash for the acquired companies and incurred transaction costs of approximately $4.1 million. We are obligated to pay up to $77.5 million to Lend Lease over five years if revenues generated by us from Lend Lease and its affiliates reach defined revenue targets. We anticipate incurring approximately $10.3 million in after-tax transition expenses in connection with the acquisition of the Compass businesses. These expenses will be charged against earnings primarily in 1998 and the first half of 1999.

                            SELLING STOCKHOLDERS

      The selling stockholders own the number of shares set forth in the following table. As of the closing of the acquisition of the JLW companies on March 11, 1999, we had 30,518,292 shares issued and outstanding. We can provide no estimate as to the exact number of shares the selling stockholders will hold after completion of this offering because the selling stockholders may sell all or any portion of their shares pursuant to the offering contemplated by this prospectus. Lizanne Galbreath, who is one of the selling stockholders, was a director of our company from April
23, 1997 through October 22, 1998 and continues to serve as an officer. The information contained in the following chart has been provided by the selling stockholders.
                                Number of
                                  Shares           Percent of        Shares
Name of Selling                Beneficially       Outstanding       Registered
Stockholder                       Owned              Shares           Hereby
---------------                ------------       -----------      ----------

Lizanne Galbreath (1)(2)        1,187,278            3.9%            200,000

Galbreath Holdings, LLC (1)       475,000            1.6%            475,000

Lizanne Galbreath Megrue,
and her successors in trust,
as Trustee of the 1997 Grantor
Retained Annuity Trust created
by Lizanne Galbreath Megrue,
dated June 18, 1997               293,738            1.0%            118,620

John W. Galbreath II, and
his successors in trust,
as Trustee of the 1997 Grantor
Retained Annuity Trust created
by John W. Galbreath II,
dated June 19, 1997               183,828             *               74,218

Laurie Galbreath Nichols, and
her successors in trust, as
Trustee of the 1997 Grantor
Retained Annuity Trust created
by Laurie Galbreath Nichols,
dated June 19, 1997               183,742             *               74,208

Laurie Galbreath Nichols          118,870             *              118,870

John W. Galbreath II               89,084             *               89,084

------------------

     *  Ownership is less than 1%.

(1) Ms. Lizanne Galbreath owns, either directly or through a trust for which she is the trustee, a 45.0% interest in, and is the managing member of, Galbreath Holdings, LLC. Because Ms. Galbreath is the managing member of Galbreath Holdings, Ms. Galbreath might be deemed to be the beneficial owner of all shares of common stock owned by Galbreath Holdings for purposes of Rule 13d-3 under the Exchange Act. Ms. Galbreath disclaims beneficial ownership of such shares of common stock, except to the extent of her ownership interests. Ms. Galbreath also holds directly 399,790 shares of common stock.

(2) The 1,187,278 shares reported in the table above consist of the 399,790 shares of common stock owned directly by Ms. Galbreath, the 475,000 shares of common stock owned by Galbreath Holdings, the 293,738 shares of common stock held by Ms. Galbreath, and her successors in trust, as trustee of the 1997 Grantor Retained Annuity Trust created by Ms. Galbreath, and the 18,750 shares which Ms. Galbreath has the right to acquire through stock options granted under our 1997 Stock Award and Incentive Plan exercisable within 60 days of January 25, 1999.

      The registration statement of which this prospectus is a part (the "Registration Statement") will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock split, stock dividend, combination or reclassification or through a merger, consolidation, reorganization or recapitalization, or by any other similar means effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock.

      The selling stockholders acquired the shares of common stock to be offered pursuant to this prospectus as a result of our acquisition of The Galbreath Company in April 1997. In connection with the acquisition of The Galbreath Company, Ms. Lizanne Galbreath, the managing member of Galbreath Holdings and the holder of a 45.0% interest in Galbreath Holdings, entered into an employment agreement under which she serves as the Chairman of Jones Lang LaSalle Management Services, Inc. Ms.Galbreath served as a director of our company from April 1997 through October 1998. Ms. Galbreath was Chairman and Chief Executive Officer of The Galbreath Company prior to its acquisition.

      In connection with the acquisition of The Galbreath Company, we entered into a Registration Rights Agreement, by and among us, Galbreath Holdings, the employee partnerships, and DSA-LSPL, Inc. and DSA-LSAM, Inc. (together "Dai-ichi") (two indirect wholly-owned subsidiaries of Dai-Ichi Mutual Life Insurance Company). The Registration Rights Agreement provides, among other things, for the registration under the Securities Act of 1933, as amended, of resales of the common stock that was issued to Galbreath Holdings as a result of the acquisition of The Galbreath Company and partially distributed to the other selling stockholders, as well as for the registration of shares issued to the employee partnerships and Dai-Ichi prior to our initial public offering. We have filed the Registration Statement covering resales of the common stock issued to Galbreath Holdings pursuant to a request in accordance with the Registration Rights Agreement, and are obligated to use our best efforts to maintain the effectiveness of the Registration Statement until: (1) the completion of the distribution of all shares purchased by an underwriter, in the case of a firm commitment underwritten public offering of the shares to be sold by the selling stockholders; or (2) the earlier of the sale of all shares registered by the Registration Statement and 120 days after the effective date of the Registration Statement, in all other cases. We may suspend our obligation to maintain the effectiveness of the Registration Statement for not more than three periods not to exceed an aggregate of 90 days in any 12-month period if there exists at the time material non-public information relating to us which, in the reasonable opinion of our board of directors, should not be disclosed.

      Dai-ichi has two similar rights to demand registration of their shares pursuant to the Registration Rights Agreement.

      In addition, the Registration Rights Agreement provides that if we propose to register any shares of common stock under the Securities Act for sale, whether for our own account or for the account of other stockholders or both, parties to the Registration Rights Agreement will have the right to request us to include in such offering the common stock held by them. There are certain circumstances under which we have the right to exclude or limit the common stock held by parties to the Registration Rights Agreement from participating in such offering.

      The Registration Rights Agreement also provides that, prior to the transfer of any common stock by the selling stockholders or other party to the agreement, they must provide us with notice of the proposed transfer unless the proposed transfer is to a party to the Registration Rights Agreement, certain institutional investors, persons who would own after the transfer less than 5.0% of the outstanding common stock, purchasers in transactions pursuant to Rule 144 under the Securities Act, or to an underwriter in a firm commitment underwriting. We will then have the option of purchasing the shares proposed to be transferred at a price equal to the average closing market price of common stock during the five trading days prior to such notice.

                            PLAN OF DISTRIBUTION

      We are registering this offering of shares on behalf of the selling stockholders, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, blue sky fees and expenses, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and fees and disbursements not to exceed $50,000 for one counsel for the selling stockholders. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of their common stock.

      Although none of the selling stockholders has advised us of the manner in which it currently intends to sell its shares pursuant to this prospectus, the selling stockholders may choose to sell all or a portion of such shares from time to time in any manner described herein. The methods by which the shares may be sold by the selling stockholders include:

      o through brokers, acting as principal or agent, in transactions on the New York Stock Exchange or such other national securities exchange on which the shares are then listed, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

      o to underwriters who will acquire shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale;

      o directly by the selling stockholders or through brokers or agents in private sales at negotiated prices; or

      o      by any other legally available means.

In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Offers to purchase shares may also be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus, as amended or supplemented from time to time, may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers. In addition, brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the common stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

      Pursuant to the Registration Rights Agreement, we have agreed to indemnify each selling stockholder, its officers, directors and agents and each person who controls such selling stockholder, and each underwriter, if any, against certain liabilities which may be incurred in connection with the sale of the common stock under this prospectus, including liabilities under the Securities Act. In addition, pursuant to the Registration Rights Agreement, each selling stockholder is obligated to indemnify us against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available under certain circumstances.

                               LEGAL MATTERS

      The validity of the shares of common stock registered pursuant to the Registration Statement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom (Illinois), which will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland, as to matters of Maryland law.

                                  EXPERTS

      The financial statements and schedule of Jones Lang LaSalle Incorporated (formerly LaSalle Partners Incorporated) as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton (the English Partnership and Subsidiaries) as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 incorporated by reference herein, have been audited by Deloitte & Touche, independent auditors and are incorporated by reference in reliance upon the reports of such firm given upon as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton-Scotland as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein in reliance upon the report of Ernst & Young, independent auditors incorporated by reference herein, and given the authority of said firm as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton - Irish Practice as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 incorporated by reference herein, have been audited by Deloitte & Touche, independent accountants and are incorporated by reference in reliance upon the reports of such firm given upon as experts in accounting and auditing.

      The financial statements of JLW Asia Holdings Limited and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein in reliance upon the reports of KPMG and Coopers & Lybrand, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

      The financial statements of the JLW Australasia Group (the JLW companies in Australia and New Zealand) as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein in reliance upon the report of Ernst & Young, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The consolidated statements of operations and cash flows of The Compass Companies for the years ended December 31, 1996 and 1995 and The Yarmouth Group Property Management, Inc. for the six month period ended June 30, 1997 and for the years ended December 31, 1996 and 1995 incorporated in this prospectus by reference to the audited historical financial statements included on pages 21 and 31, respectively, of LaSalle Partners Incorporated Form 8-K dated October 1, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined statements of operations and cash flows of the Compass Companies for the period from January 1, 1997 to June 10, 1997 and the combined financial statements of the Compass Group as of December 31, 1997, and for the period from June 11, 1997 to December 31, 1997 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The statements of revenues and direct expenses relating to the office and industrial business of Lend Lease Property Management (Australia) Pty Limited for the six-month period ended June 30, 1997 and for the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of KPMG, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.